Exhibit 12.1

Wal-Mart Stores, Inc.
Ratio of Earnings to Fixed Charges

	Nine Months Ended		Fiscal Years Ended
	October 31,		January 31,
(Amounts in millions)	2015	2014	2015	2014	2013	2012	2011
Income from continuing operations before income taxes	$15,544	$17,436	$24,799	$24,656	$25,662	$24,332	$23,506
Capitalized interest	(28)	(46)	(59)	(78)	(74)	(60)	(63)
Consolidated net income attributable to the noncontrolling interest	(212)	(514)	(736)	(673)	(757)	(688)	(604)
Adjusted income before income taxes	15,304	16,876	24,004	23,905	24,831	23,584	22,839

Fixed charges:
Interest (1)	2,011	1,884	2,520	2,413	2,325	2,382	2,268
Interest component of rent	606	671	916	933	859	790	651
Total fixed charges	2,617	2,555	3,436	3,346	3,184	3,172	2,919
Income before income taxes and fixed charges	$17,921	$19,431	$27,440	$27,251	$28,015	$26,756	$25,758
Ratio of earnings to fixed charges	6.8	7.6	8.0	8.1	8.8	8.4	8.8
(1) Includes interest on debt, capital leases and financing obligations, amortization of debt issuance costs and capitalized interest.